Exhibit 99.1

News Release

MediWound Reports First Quarter 2018 Financial Results

Anticipates completion of enrollment of Phase 3 DETECT Study of NexoBrid® around mid-2018

Conference call begins today at 8:30 a.m. Eastern Time

YAVNE, Israel (May 10, 2018) – MediWound Ltd. (Nasdaq: MDWD), a fully-integrated biopharmaceutical company bringing innovative therapies to address unmet needs in severe burn and wound management, today announced financial results for the first quarter ended March 31, 2018.

Highlights of the First Quarter and Recent Weeks

•	Total revenues were $0.5 million, at the same level of the first quarter of 2017.
•	MediWound is currently on track to complete recruitment around mid-year 2018 in its Phase 3 DETECT Study of NexoBrid®. Top-line data currently anticipated around year-end 2018.
•
Announced six presentations highlighting positive results achieved by clinicians using NexoBrid® as an effective enzymatic debridement for severe burns at the American Burn Association (ABA) 50th Annual Meeting in Chicago, IL.

o	Presentations at the ABA highlighted 68 different consensus statements regarding the use and benefits of NexoBrid® by leading burn specialists from prominent burn centers across Europe.
•	MediWound is planning to develop NexoBrid for treatment of Sulfur Mustard (chemical warfare agent) injuries based on previously presented animal data.

“We are currently on track to complete recruitment in our Phase 3 DETECT study around mid-2018.  We look forward to sharing the topline results of this study, which we currently expect to report around year-end 2018,” said Gal Cohen, MediWound’s President and Chief Executive Officer. “We were also pleased to see the interest at ABA around NexoBrid®, when European burn experts shared with the global attendees their consensus work paper on NexoBrid after treating over 500 patients.  The data continues to demonstrate the benefits of NexoBrid across many different aspects of burn care.”

“We are planning to develop NexoBrid for treatment of Sulfur Mustard (chemical warfare agent) injuries based on animal studies presented at the last European Burn Association conference indicating potential benefit of NexoBrid® for the treatment of Sulfur Mustard injuries. MediWound would seek to collaborate on this program with relevant governmental entities.

Stephen T. Wills, MediWound's Chairman, said, "Following the approach by another company to consider a potential strategic transaction, which was announced in our fourth quarter release, we have received preliminary approaches from other strategic parties and we are now engaged in discussions with multiple strategic parties. The Board continues to be advised by Moelis & Company in a thorough evaluation and assessment of these potential strategic transactions.  There is no additional information we can share at this stage and there can be no assurances that a definitive agreement between the parties or any other agreement will be reached.”

First Quarter Financial Results
Revenues for the first quarter of 2018 were $0.5 million, at the same level of the first quarter of 2017.

Gross profit for the first quarter of 2018 was $0.14 million, compared to a gross profit of $0.20 million in the first quarter of 2017.

Research and development expenses for the first quarter of 2018, net of participations, were $1.2 million, down 33% compared with $1.8 million for the first quarter of 2017. The decrease in research and development, net, was as a result of an increase of $0.6 million in NexoBrid clinical trials expenses which was offset by an increase of $1.2 million in participation by BARDA in the Company’s R&D expenses.

Selling, and general and administrative expenses were $2.1 million for both the first quarter of 2018 and 2017.

Operating loss was $3.7 million for both the first quarter of 2018 and 2017. Operating expenses in the first quarter of 2018 included other expenses of $0.6 million associated with review and analysis of potential strategic transactions.

The Company posted a net loss of $4.6 million, or ($0.17) per share, for the first quarter of 2018 compared with a net loss of $4.3 million, or ($0.20) per share, for the first quarter of 2017. The increase in net loss was primarily a result of one-time other expenses as mentioned above.

Adjusted EBITDA, as defined below, for the first quarter of 2018 was a loss of $2.8 million, compared with a loss of $3.2 million for the first quarter of 2017.

Balance Sheet Highlights
As of March 31, 2018, the Company had cash, cash equivalents and short-term bank deposits of $32.9 million, compared with $36.1 million at December 31, 2017.

Throughout 2018, the Company will continue to invest primarily in research and development efforts for EscharEx®, while NexoBrid® research and development programs will be fully funded by BARDA. As a result, cash use for operating activities in 2018 is expected to be in the range of $14.0 million to $16.0 million.

Conference Call
MediWound management will host a conference call for investors today, Thursday, May 10, 2018 beginning at 8:30 a.m. Eastern Time to discuss these results and answer questions.  Shareholders and other interested parties may participate in the conference call by dialing 800-289-0438 (in the U.S.)  1809 212 883 (Israel), or 323-794-2423 (outside the U.S. & Israel) and entering passcode 370010. The call also will be broadcast live on the Internet on the Company’s website at http://ir.mediwound.com/events-and-presentations.

A replay of the call will be accessible two hours after its completion through May 24, 2018 by dialing 844-512-2921 (in the U.S.) or 412-317-6671 (outside the U.S.) and entering passcode 370010. The call will also be archived on the Company website for 90 days at www.mediwound.com.

Non-IFRS Financial Measures
To supplement consolidated financial statements prepared and presented in accordance with IFRS, the Company has provided a supplementary non-IFRS measure to consider in evaluating the Company's performance. Management uses Adjusted EBITDA, which it defines as earnings before interest, taxes, depreciation and amortization, impairment, one-time expenses, restructuring and share-based compensation expenses.

Although Adjusted EBITDA is not a measure of performance or liquidity calculated in accordance with IFRS, we believe the non-IFRS financial measures we present provide meaningful supplemental information regarding our operating results primarily because they exclude certain non-cash charges or items that we do not believe are reflective of our ongoing operating results when budgeting, planning and forecasting and determining compensation, and when assessing the performance of our business with our  senior management.

However, investors should not consider these measures in isolation or as substitutes for operating income, cash flows from operating activities or any other measure for determining the Company's operating performance or liquidity that is calculated in accordance with IFRS. In addition, because Adjusted EBITDA is not calculated in accordance with IFRS, it may not necessarily be comparable to similarly titled measures employed by other companies. The non-IFRS measures included in this press release have been reconciled to the IFRS results in the tables below.

About MediWound Ltd.
MediWound is a fully-integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics based on its patented proteolytic enzyme technology to address unmet needs in the fields of severe burns, chronic and other hard-to-heal wounds. MediWound’s first innovative biopharmaceutical product, NexoBrid®, received marketing authorization from the European Medicines Agency as well as the Israeli and Argentinian Ministries of Health, for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full-thickness thermal burns. NexoBrid® represents a new paradigm in burn care management, and clinical trials have demonstrated, with statistical significance, its ability to non-surgically and rapidly remove the eschar earlier and, without harming viable tissues.

MediWound's second innovative product, EscharEx® is a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds and is complementary to the large number of existing wound healing products, which require a clean wound bed in order to heal the wound. EscharEx® contains the same proteolytic enzyme technology as NexoBrid®, and benefits from the wealth of existing development data on NexoBrid®.  In two Phase 2 studies, EscharEx® has demonstrated safety and efficacy in the debridement of chronic and other hard-to-heal wounds, within a few daily applications.

For more information, please visit www.mediwound.com.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to the regulatory authorizations and launch dates. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on MediWound’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors. In particular, you should consider the risks discussed under the heading “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2017 and information contained in other documents filed with or furnished to the Securities and Exchange Commission. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. The forward-looking statements made herein speak only as of the date of this announcement and MediWound undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:	Bob Yedid
Sharon Malka	Managing Director
Chief Financial and Operations Officer	LifeSci Advisors
MediWound Ltd.	646-597-6989
ir@mediwound.co.il	bob@lifesciadvisors.com

MediWound, Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,		December 31,
	2018	2017	2017
	Unaudited		Audited
Cash, cash equivalents and short term deposits	32,903	25,229	36,069
Accounts and other receivable	3,282	3,276	3,565
Inventories	2,020	991	1,886
Total current assets	38,205	29,496	41,520
Long term deposits	54	44	56
Property, plant and equipment, net	1,949	1,357	1,924
Intangible assets, net	592	729	635
Total long term assets	2,595	2,130	2,615
Total assets	40,800	31,626	44,135

Trade payables and accrued expenses	3,380	2,732	3,251
Other payables	2,914	2,355	2,182
Total current liabilities	6,294	5,087	5,433
Deferred revenues	1,349	995	988
Liabilities in respect of Israeli Innovation Authority grants net of current maturities	7,577	6,997	7,380
Contingent consideration for the purchase of shares net of current maturities	14,208	14,540	14,381
Liability in respect of discontinued operation	6,003	-	6,003
Severance pay liability, net	341	226	330
Total long term liabilities	29,478	22,758	29,082

Shareholders' equity	5,028	3,781	9,620
Total liabilities & shareholder equity	40,800	31,626	44,135

MediWound, Ltd.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
U.S. dollars in thousands

	Three months ended
	March 31,
	2018	2017
	Unaudited	Unaudited

Revenues	520	540
Cost of revenues	381	340
Gross profit	139	200
Operating expenses:
Research and development, gross	4,040	3,441
Participation by BARDA & IIA	(2,847)	(1,670)
Research and development, net of participations	1,193	1,771
Selling, general & administrative	2,060	2,092
Other expenses	600	-
Operating loss	(3,714)	(3,663)
Financial income (expenses), net	(837)	(651)
Loss for the period	(4,551)	(4,314)

Foreign currency translation adjustments	(10)	(3)
Total comprehensive loss	(4,561)	(4,317)

Basic and diluted loss per share:
Net loss per share	(0.17)	(0.20)
Weighted average number of ordinary shares used in the computation of basic and diluted loss per share:	27,048	21,930

ADJUSTED EBITDA
U.S. dollars in thousands

	Three months ended
	March 31,
	2018	2017
Loss for the period	(4,551)	(4,314)
Adjustments:
Other expenses	(600)	-
Financial expenses, net	(837)	(651)
Depreciation and amortization	(135)	(156)
Share-based compensation expenses	(218)	(328)
Total adjustments	(1,790)	(1,135)
Adjusted EBITDA	(2,761)	(3,179)

MediWound, Ltd.
CONDENSED CONSOLIDATED CASH FLOW
U.S. dollars in thousands

	Three months ended
	March 31,
	2018	2017
	Unaudited	Unaudited
Cash Flows from Operating Activities:
Net loss	(4,551)	(4,314)

Adjustments to reconcile net loss to net cash used in continuing operating activities:
Adjustments to profit and loss items:
Depreciation and amortization	135	156
Share-based compensation	218	328
Revaluation of liabilities in respect of IIA grants	186	181
Revaluation of contingent consideration for the purchase of shares	543	550
Increase in severance liability, net	11	8
Net financing income	(67)	(86)
Unrealized foreign currency (gain) loss	41	(52)
	1,067	1,085
Changes in asset and liability items:
Decrease (increase) in trade receivables	73	(40)
Increase in inventories	(134)	(147)
Decrease (increase) in other receivables	118	(555)
Increase in trade payables & accrued expenses	125	1,277
Increase (decrease) in other payables & deferred revenues	171	(2,065)
	353	(1,530)
Net cash used in operating activities	(3,131)	(4,759)
Cash Flows from Investment Activities:
Purchase of property and equipment	(116)	(196)
Interest received	-	15
Investment in short term bank deposits, net of investments	(22,845)	(19,844)
Net cash used in investing activities	(22,961)	(20,025)
Cash Flows from Financing Activities:
Proceeds from IIA grants, net of repayments	30	28
Net cash provided by financing activities	30	28
Exchange rate differences on cash and cash equivalent balances	(16)	41
Decrease in cash and cash equivalents	(26,078)	(24,715)
Balance of cash and cash equivalents at the beginning of the period	36,069	28,866
Balance of cash and cash equivalents at the end of the period	9,991	4,151